FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For May 11, 2006

BLUEPHOENIX SOLUTIONS LTD.
(Translation of Registrant’s Name into English)

8 Maskit Street, Herzlia 46120, Israel
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-.....................

This report on Form 6-K is hereby incorporated by reference in the Registration Statement on Form F-3 (Registration No. 333-116044) as amended, filed by BluePhoenix Solutions Ltd. under the Securities Act of 1933, to the extent not superseded by documents or reports subsequently filed by BluePhoenix Solutions Ltd. under the Securities Act of 1933 or the Securities Exchange Act of 1934.

        Attached to the Registrant’s Form 6-K for May 11, 2006 and incorporated by reference herein is the Registrant’s immediate report dated May 11, 2006.

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BLUEPHOENIX SOLUTIONS LTD. (Registrant) BY: /S/ Yael Peretz —————————————— Yael Peretz Legal Advisor

Dated: May 11, 2006

BLUEPHOENIX SOLUTIONS REPORTS RECORD RESULTS FOR THE FIRST QUARTER OF 2006

—	Q1 Record Revenues; Sequentially Growing Revenues
—	Operating Income Doubled vs. Q1 ‘05
—	Net Income Tripled Vs. Q1 '05. Pro-Forma Net EPS $0.09

Herzlia, Israel - May 11, 2006 - BluePhoenix Solutions Ltd. (NASDAQ: BPHX), the leader in Enterprise IT Modernization, today reported record financial results for the first quarter ending March 31, 2006.

For the first quarter of 2006, BluePhoenix reported record sales of $16 million, up 14% from $14.1 million in the first quarter of 2005, and up 4% as compared to $15.4 million in the prior quarter. This was the fifth quarter of sequential growth. Operating income for the first quarter was a record $1.7 million, up 110% from $815,000 in the first quarter of 2005 and up 10% from $1.5 million in the prior quarter. As a percentage of revenues, the operating income for the first quarter climbed to a record 11% as compared to 6% in the first quarter in 2005 and 10% in the previous quarter.

First quarter adjusted net income, excluding non-cash financial expenses mainly related to the convertible debentures, was $ 1.2 million or $0.09 per share, as compared to $516,000, or $0.05 per share in the first quarter of 2005. Net income for the first quarter grew three fold and reached $949,000, or $0.07 per share, as compared to $309,000, or $0.02 per share, in the first quarter of 2005, and increased by 17% from $809,000, or $0.06 per share, in the prior quarter.

Highlights for the first quarter 2006 include:
—	In the first quarter of 2006, TEMENOS, a strategic partner of BluePhoenix, selected the company to participate in a multi-million dollar deal for a leading international bank. This large contract will be delivered over five quarters. BluePhoenix will offer specialized banking services to provide significantly increased capacity for TEMENOS CoreBanking applications.
—	In January 2006, BluePhoenix signed a $30 million master frame agreement with T-Systems. Under the terms of the agreement, T-Systems will manage and implement the project segments ordered by their client while BluePhoenix will provide its unique line of IT modernization tools for the understanding and migration of the IDMS systems. Based on discussions with T-Systems and the timeline for their client to sign purchase orders, the expected total scope for these project segments is estimated at $30 million over the five year master agreement.

“We are proud of our sequentially growing revenues and earnings. During the first quarter of 2006, BluePhoenix closed numerous agreements and received purchase orders that increased its backlog for the next 12 months running to $70 million. We attribute the revenue growth to two key factors. The first factor is the growing realization by major enterprises, that are dependent on legacy core systems, of the inevitability of IT modernization for staying effective, competitive and efficient. In addition, there is a steadily growing awareness of BluePhoenix as a key leader in IT modernization with a significant installed base. Our operating margin and bottom line improvements have largely been the result of increasing efficiency due to our R&D program, offshore operations, and strict cost controls.” Said Arik Kilman, Chief Executive Officer.

“The unique advantage of our technology has always been its ‘generic’ capabilities. Our solutions can be adopted and used by any industry, since we modernize the application, regardless of the industry our customer operates in. In addition, we are currently expanding our offering model by providing ongoing post-migration support to our customers, thereby generating recurring revenues from our installed base. Our studies of this market have shown that our cross-industry skills such as expertise in financial institutions, traditional manufacturing and retail are highly regarded in the market, and actually generate an additional appeal to our customers and partners. We strongly believe this will become a source of significant revenue. “

BluePhoenix has scheduled a conference call Conference Call on Thursday, May 11th, 2006. at 10:00 A.M. EDT (17:00 Israel Time)

Arik Kilman, Chief Executive Officer, and Iris Yahal, Chief Financial Officer will discuss the First Quarter of FY 2006 and will be available to answer questions.

Interested parties are welcome to call the telephone numbers listed below, five to ten minutes prior to the start of the conference call:

In the US call: (800)-762-6067

Outside the US call: +1-(480)-629-9566

Callers should reference “BluePhoenix Solutions First Quarter 2006” to the AT&T conference call operator.

An automated replay of the conference call will be available from May 11th 02:00 P.M. until May 15th at 11:59 P.M. (EDT)

To access the replay please call:
(USA) (800)-475-6701
(International) +1-(320)-365-3844
and enter BluePhoenix Solution's access code of 828152.

The automated replay can also be accessed at any time through our Web site, under the investor relations section.

About BluePhoenix Solutions

BluePhoenix Solutions leads the IT Modernization market by developing unique solutions that enable companies to automate the process of modernizing and upgrading their mainframe and distributed IT infrastructure, thus quickly and cost-effectively extending the ROI of their existing IT systems. The company’s comprehensive suite of tools and services (including technology for Understanding, Migration, Remediation, and Redevelopment) reduces the cost of renovation and speeds up the renewal process. BluePhoenix has 12 offices throughout the world, including locations in the USA, UK, Denmark, Germany, Italy, The Netherlands, Australia, and Israel.

For more information, please visit our Web site at www.bphx.com.

(Tables to Follow)

SAFE HARBOR: Certain statements contained in this release may be deemed forward-looking statements, with respect to plans, projections, or future performance of the Company, the occurrence of which involves certain risks and uncertainties that could cause actual plans to differ materially from these statements. These risks and uncertainties include but are not limited to: market demand for the Company’s tools, successful implementation of the Company’s tools, competitive factors, the ability to manage the Company’s growth, the ability to recruit and retrain additional software personnel, and the ability to develop new business lines.

All names and trademarks are their owners' property.
Company Contact: Iris Yahal +972-9-9526110
Investor Contact: Paul Holm +1-212-4967238

BLUEPHOENIX SOLUTIONS LTD.
(AN ISRAELI CORPORATION)

CONSOLIDATED BALANCE SHEETS
(in thousands)

	March 31 2006	December 31 2005
	Unaudited

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$14,029	$10,791
Accounts receivable:
Trade	18,789	18,143
Other	3,144	2,495

Total current assets	35,962	31,429

INVESTMENTS	--	370

FIXED ASSETS
Cost	11,531	11,465
Less - accumulated depreciation	9,510	9,305

Total fixed assets	2,021	2,160

OTHER ASSETS, NET	69,930	65,732

Total assets	$107,913	$99,691

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Short-term credit from banks and others	$4,689	$14,095
Accounts payable and accruals:
Trade	3,149	3,088
Deffered revenue	3,719	2,776
Other	8,404	6,924

Total current liabilities	19,961	26,883

LONG-TERM LIABILITIES:
Convetible debentures	18,688	4,342
Accrued severance pay, net	1,318	1,309
Provision for losses in formerly-consolidated subsidiary	1,971	1,971
Loans from banks and others	7,048	8,389

Total long-term liabilities	29,025	16,011

MINORITY INTEREST	4,987	5,031

SHAREHOLDERS' EQUITY	53,940	51,766

Total liabilities and shareholders' equity	$107,913	$99,691

BLUEPHOENIX SOLUTIONS LTD.
(AN ISRAELI CORPORATION)

CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands,except per share amounts)

	Three months ended March 31,		Year ended December 31,
	2006	2005	2005
	Unaudited

Revenues	$16,029	$14,101	$58,947

Cost of revenues	6,683	6,072	25,379

Gross profit	9,346	8,029	33,568

Software development costs, net	2,197	1,931	8,006

Selling, general and administrative expenses	5,246	4,976	20,553

	1,903	1,122	5,009

Depreciation	194	307	1,058

Operating income	1,709	815	3,951

Financial expenses, net	(773)	(658)	(1,978)

Other income, net	14	31	104

Income before taxes	950	188	2,077

Taxes on income	45	--	149

	905	188	1,928

Minority interest	44	121	(139)

Net income	949	309	1,789

Adjusted Net income(*)	1,229	516	2,345

Basic earnings per share	0.07	0.02	0.13

Diluted earnings per share	0.07	0.02	0.13

Adjusted Diluted earnings per share(*)	0.09	0.05	0.17

Common shares outstanding	13,699	13,554	13,557

Common shares assuming dilution	14,122	14,966	13,960

(*)	excluding noncash financial expenses mainly related to the convertible debentures